SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                               (Amendment No. 39)

                    Under the Securities Exchange Act of 1934


                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   969-901-107
                                 (CUSIP Number)

                               Sumner M. Redstone
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600
                    ----------------------------------------

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                  July 13, 2004
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Sumner M. Redstone
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
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|_|    (b)
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(3)    SEC Use Only
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(4)    Source of Funds (See Instructions)
                                          --------------------------------------

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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

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(6)    Citizenship or Place of Organization    United States
                                              ----------------------------------

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-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power     5,324,300***
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power    3,483,900**
-------------------                                  --------------

-------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  8,808,200**
                                                                    ------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       |X|
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(13)   Percent of Class Represented by Amount in Row (11)   29.26 percent
                                                          ----------------------

(14)   Type of Reporting Person (See Instructions)   IN
                                                    ----------------------------

* Voting power subject to Voting Proxy Agreement described in Item 6 of Amendment No. 19 to this Statement.

** Includes shares owned by National Amusements, Inc.

*** Does not include 7,900 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         NATIONAL AMUSEMENTS, INC.
         -----------------------------------------------------------------------
         I.R.S. No. 04-2261332
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
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|_|    (b)
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(3)    SEC Use Only
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(4)    Source of Funds (See Instructions)    N/A
                                          --------------------------------------

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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

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(6)    Citizenship or Place of Organization    Maryland
                                              ----------------------------------

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-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power                0
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power      3,483,900
-------------------                                  --------------


(11)   Aggregate Amount Beneficially Owned by Each Reporting Person    3,483,900
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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(13)   Percent of Class Represented by Amount in Row (11)    11.57%
                                                          ----------------------

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(14)   Type of Reporting Person (See Instructions)   CO
                                                   -----------------------------

* Voting power subject to Voting Proxy Agreement, described in Item 6 of Amendment No. 19 to this Statement.

Item 1.   Security and Issuer.

This Amendment No. 39 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") as follows:

Item 5.   Interest in Securities of the Issuer.

          (a) NAI is currently the beneficial owner, with shared dispositive and no voting power of 3,483,900 Common Shares, or approximately 11.57%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported to be issued and outstanding as of May 10, 2004).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and no voting power, of 5,324,300 Common Shares, or approximately 17.68%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 10, 2004). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 3,483,900 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 8,808,200 Common Shares, or approximately 29.26%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 10, 2004).

               The lack of voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement, described in Item 6 of Amendment No. 19 of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 13, 2004 (the "Trade Date"), Mr. Sumner M. Redstone entered into a Share Forward Transaction (the "Transaction") with an unrelated third party ("Buyer") relating to 400,000 shares of common stock of the Issuer, pursuant to which Mr. Redstone has transferred some of the economic risk of owning the shares to Buyer. The confirmation relating to the Transaction is attached hereto as
Exhibit 2. The Transaction will be settled in four equal tranches of 100,000 shares three currency business days after: September 29, 2005 with respect to tranche 1; October 4, 2005 with respect to tranche 2; October 18, 2005 with respect to tranche 3; and October 27, 2005 with respect to tranche 4;
(the number of shares of common stock of the Issuer with respect to which each settlement relates being the "Reference Amount" for that settlement). The Transaction specifies a "Contingency Price" of $34.70 per share and a "Forward Floor Price" of $21.625 per share. On each settlement date, Mr. Redstone, unless he has elected cash settlement as described in the following sentence, will deliver to Buyer: (i) if the "Settlement Price" (a market-based price as determined under the terms of the Transaction) for such settlement date is greater than the Contingency Price, a number of shares equal to the Reference Amount for that settlement date; and (ii) if the Settlement Price is less than or equal to the Contingency Price, a number of shares equal to the Reference Amount for that settlement date plus an additional number of shares (the "Contingently Cash-Settled Delivery Amount") equal to (a) such Reference Amount multiplied by (b) the lesser of (x) the Contingency Price minus the Settlement Price and (y) the excess of the Contingency Price over the Forward Floor Price, divided by (c) the Settlement Price (except that if the Settlement Price is less than or equal to $10.00, Mr. Redstone shall deliver the Reference Amount of shares and make a cash payment to the Buyer in respect of the Contingently Cash-Settled Delivery Amount). In lieu of delivering shares, Mr. Redstone may elect cash settlement for any tranche. Mr. Redstone will receive a prepayment from Buyer in the amount of $13,880,000 within three currency business days of the Trade Date. The proceeds of the transaction are to be used for investment purposes.

In connection with the Transaction, Mr. Redstone will deposit and maintain 400,000 shares of common stock of the Issuer, and additional cash or securities with a value, after applicable haircuts, of $5,230,000, in a collateral account, maintained by the Buyer, to secure his obligations pursuant to the Transaction. He has also entered into an arrangement beginning on August 14, 2004, pursuant to which Buyer can cause the collateral to be loaned either to itself or to others.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1

A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.

Exhibit 2

A share forward agreement between Mr. Sumner M. Redstone and Bear Stearns Bank plc is attached hereto as Exhibit 2.

                                   Signatures
                                   ----------

After reasonably inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



     July 15, 2004                        /s/ Sumner M. Redstone
                                           -------------------------------------


                                           Sumner M. Redstone,
                                           Individually



                                         National Amusements, Inc.

                                           By:  /s/ Sumner M. Redstone
                                                ----------------------------
                                                Name:    Sumner M. Redstone,
                                                Title:   Chairman and Chief
                                                Executive Officer


				EXHIBIT 1
				---------



                             JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated November 21, 1985 (the "Schedule 13D"), with respect to the common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d- 1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executes this Agreement as of the 30th day of July, 2002.

                            NATIONAL AMUSEMENTS, INC.

                           By: /s/ Sumner M. Redstone
                               ----------------------
                            Name:  Sumner M. Redstone
                            Title: Chairman and
                                   Chief Executive Officer

                           By: /s/ Sumner M. Redstone
                               ----------------------
                               Sumner M. Redstone
                               Individually




					EXHIBIT 2
					---------

DATE:                               July 13, 2004

TO:                                 Mr. Sumner M. Redstone
                                    c/o National Amusements, Inc.
                                    200 Elm Street
                                    Dedham, MA 02026-4536
TELEPHONE:                          212-258-6310
FACSIMILE:                          212-258-6311

FROM:                               Derivatives Documentation
TELEPHONE:                          212-272-2711
FACSIMILE:                          212-272-9857

SUBJECT:                            Equity Derivatives Draft Confirmation

REFERENCE NUMBER(S):                NY30688

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into on the Trade Date specified below (the "Transaction") between Bear Stearns Bank plc ("Bear Stearns") and Mr. Sumner M. Redstone ("Counterparty"). This letter agreement constitutes the sole and complete Confirmation with respect to this Transaction.

1. Bear Stearns is an "Affiliate" for purposes of the Bear Stearns Account Agreement (the "Account Agreement") among each and every Affiliate (as defined in the Account Agreement) of Bear, Stearns & Co. Inc. and/or Bear, Stearns Securities Corp. and Counterparty dated as of May 24, 2004 and relating to account number 380-80847; therefore, this Transaction entitles Bear Stearns to all of the rights and remedies in respect of this Transaction set forth in the Account Agreement. These rights and remedies are in addition to, and not in substitution for, those which may be set forth in any account documentation relating to the account maintained by Counterparty at the applicable Affiliate.

     The parties agree that an agreement in the form of the 1992 ISDA Master Agreement (Multicurrency-Cross Border) (the "Master Agreement") shall be deemed to have been executed and delivered by the parties on the Trade Date of the first Transaction that by its terms is intended to be governed by a Master Agreement. All provisions contained in, or incorporated by reference shall govern the Transaction referenced in this Confirmation, except as expressly modified below; provided, however, that Sections 3, 4, 5 and 6 of the Master Agreement shall not govern this Transaction. Subject to the foregoing, this Confirmation shall supplement, form a part of and be subject to the Master Agreement.

     This Confirmation is subject to and incorporates the 2000 ISDA Definitions (the "Definitions") and the 2002 Equity Derivatives Definitions (the "2002 Definitions"), each as published by ISDA. For purposes of the 2002 Definitions, this Transaction shall be a "Share Forward Transaction".

     In the event of any inconsistency between this Confirmation and the Definitions, 2002 Definitions, the Account Agreement or the Master Agreement, this Confirmation shall prevail. In the event of any inconsistency between the Master Agreement and the Account Agreement, the Account Agreement shall prevail.

2. The terms of the particular Transaction to which this Confirmation relates are as follows

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NY30688


General Terms:
    Trade Date:                     July 13, 2004

    Seller:                         Counterparty

    Buyer:                          Bear Stearns

    Shares:                         Common shares of WMS Industries, Inc.
                                    currently trading under the ticker sysmbol
                                    "WMS"

    Tranche: Each of the four portions of this Transacion separately relating to a number of Shares equal to the applicable Reference Amount

   Reference Amount:                Each Tranche shall have the relevant
                                    Reference Amount specified below:

                                        Tranche         Reference Amount
                                        ------          ----------------
                                          1                     100,000
                                          2                     100,000
                                          3                     100,000
                                          4                     100,000

   Aggregate Reference Amount:      400,000

   Variable Obligation:             Applicable

   Prepayment:                      Applicable

   Prepayment Amount:               USD13,880,000.00

   Prepayment Date:                 Three Currency Business Days after the
                                    Trade Date

   Forward Floor Price:             USD 21.625

   Forward Cap Price:               Not Applicable

   Contingency Price:               USD 34.70

   Exchange:                        The New York Stock Exchange, Inc.

   Related Exchange(s):             All Exchanges

   Clearance Systems:               The Depository Trust Company (DTC)

   Calculation Agent:               Bear Stearns

Valuation:

   Valuation Time:                  The Scheduled Closing Time

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NY30688


   Valuation Dates:                 Each Tranche shall have the relevant
                                    Valuation Date specified below:


                                       Tranche              Valuation Date
                                       -------              --------------
                                          1                   29-Sep-05
                                          2                    4-Oct-05
                                          3                   18-Oct-05
                                          4                   27-Oct-05



Settlement Terms:

   Physical Settlement:             To be determined per "Settlement Method
                                    Election"

   Settlement Currency:             USD

   Settlement Dates:                In respect of each Tranche, three Currency
                                    Business Days after the relevant Valuation
                                    Date; provided, however, that any
                                    Settlement Date shall automatically be
                                    postponed so that neither Bear Stearns nor any Affiliate thereof would, after giving effect to such settlement, be a "beneficial owner" (within the meaning of Section 16 of the Securities Exchange
                                    Act of 1934, as amended, and the
                                    regulations promulgated thereunder) of more than 9% of the aggregate amount of the Shares outstanding.

   Settlement  Method  Election:    Applicable, subject to "Cash  Settlement
                                    with respect to the Contingently
                                    Cash-Settled Payment Amount" below

   Electing Party:                  Seller

   Settlement Method Election
   Dates: In respect of each Tranche, the fifth Scheduled Trading Day preceding the relevant Valuation Date

   Default  Settlement  Method:    Physical Settlement, subject to "Cash
                                   Settlement with respect to the
                                   Contingently Cash-Settled Payment Amount" below

   Contingently Cash-Settled
   Payment Amount:                 An amount equal to (a) the Reference Amount
                                   multiplied by (b) the excess of the
                                   Contingency Price over the Forward Floor
                                   Price

   Contingently Cash-Settled
   Delivery Amount:                An amount equal to (a) the Reference Amount
                                   multiplied by (b) the lesser of (x) the
                                   Contingency Price minus the Settlement Price and (y) the excess of the Contingency Price over the Forward Floor Price divided by (c) the Settlement Price

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NY30688


   Number of Shares to be
   Delivered:                      Section 9.5(c) of the 2002 Definitions shall
                                   be amended and restated in its entirety as follows:

                                             Under a Share Forward Transaction
                                             for which "Variable Obligation" is
                                             applicable:

                                             (i)   If the Settlement Price is
                                                   less than or equal to the
                                                   Contingency Price,  a
                                                   number of Shares equal to
                                                   the Reference Amount plus the
                                                   Contingently Cash-Settled
                                                   Delivery Amount; and

                                           (ii)    If the Settlement Price is
                                                   greater than the Contingency
                                                   Price, a number of Shares
                                                   equal to the Reference
                                                   Amount.

   Cash Settlement with respect
   to the Contingently
   Cash-Settled
   Payment Amount:                 Notwithstanding anything set forth herein to
                                   the contrary, if this Transaction is
                                   Physically-settled, and if the Settlement
                                   Price on the relevant Valuation Date is less than or equal to USD 10.00, then in lieu of a delivery by Counterparty of the portion of the Number of Shares to be Delivered consisting of the Contingently Cash-Settled
                                   Delivery Amount, Counterparty shall pay on the relevant Settlement Date USD cash in an amount equal to the Contingently Cash-Settled
                                   Payment Amount.

Settlement Terms if Cash Settlement is Applicable:

   Settlement Prices:              Each to be determined in accordance with the
                                   2002 Definitions

   Cash Settlement Payment Dates:  In respect of each Tranche, three Currency
                                   Business Days after the relevant Valuation
                                   Date

Dividends: In respect of each Tranche of the Transaction, Seller shall pay Buyer on each Dividend Payment Date an amount equal to the related Dividend Amount multiplied by the Reference Amount.

   Dividend Amount:                In respect of the related Dividend Payment
                                   Date, 100% of the gross cash dividend per Share most recently declared by the Issuer to holders of record of a Share, where the date that the Shares have commenced trading ex-dividend on the Exchange occurs during the period from and including the immediately prior Dividend Payment Date (or the Trade
                                   Date in the case of the first Dividend
                                   Payment Date) to but excluding the related
                                   Dividend Payment Date.

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NY30688


   Dividend Payment Dates:         With respect to each Tranche of the
                                   Transaction, each Currency Business Day
                                   immediately following the day on which the related Dividend Amount is paid by the Issuer; provided that each Dividend
                                   Payment Date shall occur during the Dividend
                                   Period and that the last Dividend Payment
                                   Date shall fall on the relevant Valuation
                                   Date.


   Extraordinary Dividend:         Not Applicable

   Excess Dividend Amount:         Not Applicable

   Dividend Period:                With respect of each Tranche, the period
                                   from but excluding the Trade Date to and including the relevant Valuation Date

Share Adjustments:

   Method of Adjustments:          Calculation Agent Adjustment; provided,
                                   however, that any reference to "Number of Shares" in Section 11.2(c) of the 2002
                                   Definitions shall be replaced with
                                   "Reference Amount".

Consequences for Merger Events:

   Share-for-Share:                Alternative Obligation; provided, however,
                                   that any reference to "Number of Shares" in Section 12.2(a) of the 2002 Definitions shall be replaced with "Reference Amount".

   Share-for-Other:                Modified Calculation Agent Adjustment

   Share-for-Combined:             Component Adjustment

   Determining Party:              Buyer

Tender Offer:                      Applicable


Consequences of Tender Offers:

   Share-for-Share:                Alternative Obligation; provided, however,
                                   that any reference to "Number of Shares" in Section 12.2(a) of the 2002 Definitions shall be replaced with "Reference Amount".

   Share-for-Other:                Modified Calculation Agent Adjustment

   Share-for-Combined:             Component Adjustment

   Determining Party:              Buyer

Nationalization, Insolvency
or Delisting:                      Cancellation and Payment

Determining Party:                 Buyer


Additional Disruption Events:

   Change in Law:                  Applicable

   Failure to Deliver:             Applicable

   Insolvency Filing:              Applicable

   Increased Cost of Stock
   Borrow:                         Applicable

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NY30688




   Initial Stock Loan Rate:        0.00%

   Hedging Party:                  Buyer

   Determining Party:              Buyer

Non-Reliance:                      Applicable

Agreements and Acknowledgements
Regarding Hedging Activities:      Applicable

Additional Acknowledgements:       Applicable


Additional Representations and Covenants of Counterparty.

(a) Counterparty represents and warrants to Bear Stearns (which representation and warranty will be deemed repeated at all times during the period from and including the Trade Date to and including the Settlement Date or Cash Settlement Date (as the case may be)) that:

     (i) the Shares pledged as Collateral under this Transaction and any Shares delivered to Buyer hereunder in connection with this Transaction are not and shall not be subject to any condition to or restriction on the ability of the holder thereof to freely sell, assign or otherwise transfer such Shares, including any contractual restriction, requirement for receipt of approval, limitations on the status of transferees, deliveries of certifications, opinions or other documents (other than a stock power or like instrument of transfer), or requirement of registration or prospectus delivery;

     (ii) Counterparty is not an "affiliate" of the Issuer within the meaning of Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended, or any successor rule, regulation or provision; and

     (iii) Counterparty is not, as of the Trade Date and any date on which a Settlement Method Election is made, in possession of any material non-public information with respect to the Issuer.

(b) Counterparty shall deliver on or prior to each of (i) the Trade Date, (ii) the Settlement Date or the Cash Settlement Date (as applicable) and (iii) upon one week's notice to Counterparty, any other day as required by Bear Stearns, an unqualified opinion from Shearman & Sterling (or another international law firm of like stature) addressed to Bear Stearns (and if required by Bear Stearns, to the Issuer and/or the transfer agent for the Shares) stating that Counterparty is not on any such relevant date an "affiliate" of the Issuer within the meaning of the Securities Act of 1933, as amended, and of Rule 144 promulgated thereunder. Failure to deliver any such opinion shall constitute a Default with respect to Counterparty under the Account Agreement if such failure remains uncured on the third Currency Business Day following the date of required delivery.

Events of Default.

For the avoidance of doubt and without limiting any obligations or liabilities of Counterparty under the Account Agreement, any breach by Counterparty of clause (a) or (b) under "Additional Representations of Counterparty" above shall constitute a Default (as defined in the Account Agreement) under Section 6(e) of the Account Agreement.

Collateral Provisions.

(a) On or before the Currency Business Day following the Trade Date, Counterparty shall deliver to and at all times maintain with Bear Stearns as collateral (i) Shares in number equal to the Aggregate Reference Amount and (ii) cash or securities in a form acceptable to Bear Stearns with a haircut USD value equal to (the value of any securities, including without limitation any applicable haircuts applied thereto, being determined by Bear Stearns, provided that such haircuts shall be consistent with the terms of the account agreement dated as of September

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NY30688

15, 1993 among Counterparty, Bear, Stearns Securities Corp. and Bear, Stearns Et Co. Inc. with respect to account # 248-03709) (x) the excess of the Contingency Price over the Forward Floor Price multiplied by (y) the Aggregate Reference Amount.

(b) These Collateral Provisions shall be deemed a security agreement, and shall be governed by the laws of the State of New York, without giving effect to the conflicts or choice of law provisions thereof. The Counterparty hereby grants a first priority continuing security interest in all Collateral provided hereunder and in any and all substitutions therefor, proceeds thereof and distributions thereon. These Collateral Provisions constitute a Credit Support Document and the failure by a party to deliver or return Collateral in accordance with these Collateral Provisions (if such failure is not remedied on or before the Local Business Day after notice of such failure is given to such party) shall constitute a Default for purposes of Section 6 of the Account Agreement with respect to such party. (c) Any Collateral to be held pursuant to these Collateral Provisions shall be maintained subject to the Account Agreement.

(d) The parties agree that, notwithstanding this Confirmation or the Account Agreement Bear Stearns may only borrow, repledge, use in its own business and rehypothecate the Shares pledged by Counterparty as Collateral on the terms agreed between the parties in the separate letter agreement relating to securities tending arrangements dated as of July 14, 2004.

Agency. Counterparty acknowledges that Bear, Stearns Et Co. Inc. ("BSEtC") has acted as agent for Counterparty solely for the purposes of arranging this Transaction with its Affiliate, Bear Stearns and has acted as agent for Bear Stearns (without accepting any liability for Bear Stearns's performance or non-performance of Bear Stearns's obligations under the Transaction) in connection with the execution of this confirmation on Bear Stearns's behalf. This Confirmation is being provided by BSEtC in such capacity. Upon your written request, BSEtC will furnish you with the time at which this Transaction was entered into.

Non-Confidentiality. Notwithstanding any agreement or representation, written or oral, made by either party in connection with this Transaction, each of the parties (and each employee, representative, or other agent of the aforementioned) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of any Transaction hereunder and all materials of any kind (including opinions or other analyses) that are provided to it relating to such tax treatment and tax structure.

Additional Provisions

Non-Reliance. Each party represents to the other party that (a) it has not received and is not relying upon any legal, tax, regulatory, accounting or other advice (whether written or oral) of the other party regarding this Transaction, other than representations expressly made by that other party in this Confirmation and in the Account Agreement and (b) in respect of this Transaction, (i) it has the capacity to evaluate (internally or through independent professional advice) this Transaction and has made its own decision to enter into this Transaction and (ii) it understands the terms, conditions and risks of this Transaction and is willing to assume (financially and otherwise) those risks. Counterparty acknowledges that Bear Stearns has advised Counterparty to consult its own tax, accounting and legal advisors in connection with this Transaction evidenced by this Confirmation and that the Counterparty has done so.

Eligible Contract Participant. Each party represents that it constitutes an "eligible contract participant" as such term is defined in Section 1(a)12 of the Commodity Exchange Act, as amended.

Payment Date Netting. The parties agree that subparagraph (ii) of Section 2(c) of the Master Agreement will not apply to any Transactions that are or will be governed by the Master Agreement. Thus all amounts payable on the same date in the same currency in respect of all Transactions shall be netted.

Governing Law. The laws of the State of New York, without reference to the choice or conflicts of law principles thereof.

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NY30688

Termination Currency. USD shall be the Termination Currency.

Transfer. Bear Stearns may transfer its rights and obligations under this Transaction, in whole or in part, to any of its Affiliates without Counterparty's consent; provided that Counterparty does not provide to Bear Stearns an opinion of recognized tax counsel or accountants that such transfer could result in a substantial likelihood (a) of Counterparty being required to withhold as a result of any tax and to "gross up" under the Account Agreement;
(b) that Counterparty could be withheld against, and that the transferee of Bear Stearns would not be required to "gross up" under the Account Agreement; or (c) of other adverse tax consequences to Counterparty.

Contact information. The addresses for notice to the parties shall be:

(a) Counterparty:

Mr. Sumner M. Redstone
c/o National Amusements, Inc.
200 Elm Street
Dedham, MA 02026-4536

(b) Bear Stearns:
Bear Stearns Bank plc
Block 8, Harcourt Centre
Charlotte Way
Dublin 2, Ireland
Tel (353-1) 402 6200
Fax (353-1) 402-6223

with a copy to:

Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
Attention: Patrick Dempsey

This Confirmation may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Counterparty hereby agrees to check this Confirmation and to confirm that the foregoing correctly sets forth the terms of the Transaction by signing in the space provided below and returning to Bear Stearns a facsimile of the fully-executed Confirmation to 212-272-9857. For inquiries regarding U.S. Transactions, please contact Robin Black by telephone at 212-2726345. For all other inquiries please contact Orlaith O'Dea by telephone at 353-1-402-6220. Originals will be provided for your execution upon your request.

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NY30688

We are very pleased to have executed this Transaction with you and we look forward to completing other transactions with you in the near future.

Very truly yours,

BEAR, STEARNS & CO. INC., AS AGENT FOR BEAR, STEARNS BANK PLC

By:  /s/ Harry Engelman
     -------------------------------
     Name: Harry Engelman
     Title: Senior Managing Director



Counterparty hereby agrees to, accepts and confirms the terms of the foregoing as of the Trade Date.

Mr. Sumner M. Redstone


By:  /s/ Sumner M. Redstone
     ----------------------